Exhibit 1
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At Mexico City, Federal District, at 12:00 hours on December 8, 1999, at Paseo de los Tamarindos 400-B, Ground Floor, Fraccionamiento Bosques de las Lomas, the shareholders and shareholder proxies of DESC, S.A. DE C.V., noted on the attendance list which, duly signed by the inspectors of election, is attached to the file of these minutes, met to hold a GENERAL EXTRAORDINARY SHAREHOLDERS MEETING of said Company, called in execution of the resolution of the Board of Directors adopted at its meeting of November 9, 1999, through publications made in the newspapers Reforma, El Financiero, and El Economista on November 19, 1999, pursuant to Articles 182, 183, 186, and 187 of the General Law of Commercial Companies and Clauses Fourteenth, Fifteenth and Sixteenth of the corporate bylaws.

Messrs. Fernando Senderos Mestre, Chairman of the Board of Directors and Ernesto Vega Velasco, Secretary of the Board also attended.

Pursuant to Clause Twenty-Third of the corporate bylaws, Mr. Fernando Senderos Mestre, Chairman of the Board of Directors, presided at the Shareholders Meeting and Mr. Ernesto Vega Velasco, who is Secretary of the Board, acted as Secretary.

Pursuant to Clause Twenty-Fourth of the corporate bylaws, the Chairman appointed Messrs. Arturo D'Acosta Ruiz and Alberto M. Morett Lopez as Inspectors of Election, who after accepting their offices, proceeded to prepare the attendance list based on the admission cards and proxy letters exhibited, and certified that 534,401,903 Series A and 494,579,659 Series B shares were duly represented, of a total of 1,164,669,660 in both series which represent 88.35% of the outstanding shares with full voting rights.

It is recorded that 71,413,676 Series C shares with limited vote were also represented of a total of 317,260,765 outstanding, which represent 22.51% of the total of said shares.

Thereafter, on request of the Chairman, the Secretary read the following



                                   A G E N D A



I. PROPOSAL AND APPROVAL, AS APPLICABLE, OF THE MERGER OF THE CORPORATION WITH THE SUBSIDIARY NAMED AGROBIOS, S.A. DE C.V., IN WHICH DESC, S.A. DE C.V. SHALL BE THE SURVIVING COMPANY AND AGROBIOS, S.A. DE C.V. THE MERGED COMPANY.


II. DESIGNATION OF DELEGATES WHO, AS APPROPRIATE, WILL FORMALIZE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS MEETING.



III.       READING AND APPROVAL OF THE MINUTES OF THE SHAREHOLDERS MEETING.



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                              R E S O L U T I O N S



I. PROPOSAL AND APPROVAL, AS APPLICABLE, OF THE MERGER OF THE CORPORATION WITH THE SUBSIDIARY NAMED AGROBIOS, S.A. DE C.V., IN WHICH DESC, S.A. DE C.V. SHALL BE THE SURVIVING COMPANY AND AGROBIOS, S.A. DE C.V. THE MERGED COMPANY.

1. Due to the sell of the shares of Grupo Campi, S.A. de C.V. to Industrias Bachoco, S.A. de C.V., and other transactions in the pork and branded food products executed in the recent years, the Board of Directors of DESC, S.A. de C.V. has considered convenient for the ease of operations of the Company to reorganize the corporate structure of its food sector, merging Agrobios, S.A. de C.V. into DESC, S.A. de C.V., being DESC, S.A. de C.V. the surviving company and Agrobios, S.A. de C.V. disappearing, as merged company.

2. Taking into consideration the above mentioned recommendation of the Board of Directors, the merger of DESC, S.A. de C.V. with Agrobios, S.A. de C.V., is approved, DESC, S.A. de C.V. being the surviving company and Agrobios, S.A. de C.V. disappearing, as merged company.

3. Approval is given for the merger resolved in the preceding paragraph to be done based on the balance sheet of the corporation as of November 30, 1999, and the balance sheet of Agrobios, S.A. de C.V., also as of said date.

4. By virtue of that resolved above, it is resolved to adopt the following merger resolution:



                                MERGER AGREEMENT



Pursuant to Article 223 of the General Law of Commercial Companies, the merger of DESC, S.A. de C.V. and its subsidiary named Agrobios, S.A. de C.V., is approved, in accordance with the following bases:

a) In the merger DESC, S.A. de C.V., has the status of surviving company, and Agrobios, S.A. de C.V., that of merged company, and thus DESC, S.A. de C.V. will survive and Agrobios, S.A. de C.V. be extinguished.

b) The merger shall have full effect between the parties on December 8, 1999. As a consequence of the merger, Agrobios, S.A. de C.V. immediately transfers its full assets and liabilities to DESC, S.A. de C.V., which absorbs all such assets and liabilities of Agrobios, S.A. de C.V., under universal title, with all property, rights, and other assets that correspond to present to Agrobios, S.A. de C.V. and assumes charge of all of its debts, obligations, and other liabilities.

c) Given that the other shareholder in Agrobios, S.A. de C.V., has stated that it has no interest in participating in the capital stock of the surviving company, it is reimbursed the amount of $28.40 (TWENTY EIGHT AND 40/100 PESOS, MEXICAN CURRENCY) for 4 shares that it owns in Agrobios, S.A. de C.V., representing 0.01% of the capital stock of the latter.



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d) As a consequence of the payment referred to in the preceding paragraph, and given that DESC, S.A. de C.V. is the owner of the remaining 99.99% capital stock in Agrobios, S.A. de C.V., DESC, S.A. de C.V. does not increase its capital by reason of the merger.

e) The corporate bylaws of DESC, S.A. de C.V., remain in effect in the same terms as they presently exist.

f) The balance sheets of DESC, S.A. de C.V. and of Agrobios, S.A. de C.V., both as of November 30, 1999, serve as base for the resolved merger.

5. Pursuant to Article 223 of the General Law of Commercial Companies, the balance sheets of the Corporation and of Agrobios, S.A. de C.V. as of November 30, 1999, submitted in this Shareholders Meeting, shall be published one time only in the Diario Oficial de la Federacion, as shall the merger agreement signed by any of the special delegates designated by this Shareholders Meeting.

6. The merger does not in any way affect the composition of the Board of Directors, Executive Committee, or the appointments of the Statutory Auditors and attorneys-in-fact of DESC, S.A. de C.V., who are hereby ratified for all relevant effects.

II. DESIGNATION OF DELEGATES WHO, AS APPROPRIATE, WILL FORMALIZE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS MEETING.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Arturo D'Acosta Ruiz, and Ramon F. Estrada Rivero are appointed as delegates of this Shareholders Meeting, in order that they may, jointly or separately, undertake the acts necessary to formalize and perform the resolutions adopted by this Shareholders Meeting, including without limitation the notice to the Federal Antitrust Commission, and carry out the protocolling of these minutes in relevant part, signing the respective public instrument, and themselves, or through a third person, process the recording hereof in the Public Registry of Commerce.

III. READING AND APPROVAL OF THE MINUTES OF THE SHAREHOLDERS MEETING.

These minutes are approved in all of their terms as prepared and read by the Secretary and the Chairman and the Secretary are authorized to sign them for the record. The Shareholders Meeting adjourned at 12:40 hours.




FERNANDO SENDEROS MESTRE                    ERNESTO VEGA VELASCO
    C H A I R M A N                          S E C R E T A R Y



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